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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2001

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission file number 0-23214.

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAMSONITE CORPORATION EMPLOYEE SAVINGS TRUST

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SAMSONITE CORPORATION
11200 EAST 45TH AVENUE
DENVER, COLORADO 80239

Samsonite Corporation
Employee Savings Trust

         Financial Statements and Schedule
December 31, 2001 and 2000
(With Independent Auditors' Report Thereon)

Samsonite Corporation

Employee Savings Trust

Table of Contents

Report of Independent Auditors	3
Financial Statements
Statements of Net Assets Available for Benefits—December 31, 2001 and 2000	4
Statements of Changes in Net Assets Available for Benefits—Years Ended December 31, 2001 and 2000	5
Notes to Financial Statements	6-9
Supplemental Schedule—Schedule H, line 4i—Schedule of Assets (Held at End of Year)	11
Signature page	12
Exhibit 23.1
—Consent of KPMG LLP	13

Report of Independent Auditors

Plan Administrator of the Samsonite Corporation
        Employee Savings Trust

We have audited the accompanying statements of net assets available for benefits of the Samsonite Corporation Employee Savings Trust (the Plan) as of December 31, 2001 and 2000 and the statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Samsonite Employee Savings Trust as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2001 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2001 basic financial statements taken as a whole.

/s/ KPMG LLP

Denver, Colorado
June 26, 2002

Samsonite Corporation

Employee Savings Trust

Statements of Net Assets Available for Benefits

	December 31, 2001	December 31, 2000
Assets:
Receivables
From employees	$118,839	126,159
From employer	53,806	60,297

Total receivables	172,645	186,456
Investments, at fair value (Note 3):
Mutual funds:
Guaranteed Income Fund	11,286,708	10,168,608
Fidelity Equity Income Fund	6,099,789	7,280,541
Large Company Stock Value Fund	391,214	168,270
CIGNA Lifetime20	153,896	171,268
CIGNA Lifetime30	156,545	172,524
CIGNA Lifetime40	3,007,373	3,679,677
CIGNA Lifetime50	628,172	853,796
CIGNA Lifetime60	196,330	186,024
Stock Market Index Fund	3,132,428	5,133,037
Fidelity Contra Fund	2,676,411	3,558,369
Dreyfus Founders Growth Fund	808,061	1,302,825
Small Company Stock Growth Fund	1,307,475	1,445,792
Invesco Dynamics Fund	746,949	945,954
Janus Worldwide Fund	2,969,811	4,423,500
Samsonite common stock	70,946	81,505
Loans to participants	363,185	496,621

Total investments	33,995,293	40,068,311

Net assets available for benefits	$34,167,938	40,254,767

See accompanying notes to financial statements.

Samsonite Corporation

Employee Savings Trust

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2001	2000
Additions (deductions):
Interest and dividend income	$626,284	616,253
Net realized and unrealized depreciation of investments	(3,656,428)	(2,525,147)
Employee contributions	2,058,503	2,368,513
Employer contributions	448,646	468,898

Total additions (deductions)	(522,995)	928,517

Deductions:
Benefits and distributions	(5,545,527)	(4,340,449)
Administrative expenses	(18,307)	(25,548)

Total deductions	(5,563,834)	(4,365,997)

Net decrease	(6,086,829)	(3,437,480)

Net assets available for benefits, beginning of year	40,254,767	43,692,247

Net assets available for benefits, end of year	$34,167,938	40,254,767

See accompanying notes to financial statements.

Samsonite Corporation

Employee Savings Trust

Notes to Financial Statement

1.    Description of the Plan

        The following description of the Samsonite Corporation Employee Savings Trust (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

        The Plan is a defined contribution 401(k) retirement plan covering substantially all nonunion employees of Samsonite Corporation and its subsidiaries (the Company). CIGNA Retirement and Investment Services (CIGNA) is the Administrator of the Plan. CG Trust Company is the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

        Non-union employees of the Company are eligible to participate in the Plan as of the first day of the month following their date of hire, excluding hourly sales employees of Samsonite Company Stores.

Contributions

        Plan participants may contribute to the Plan up to 17% of their compensation, as defined. The Company makes matching contributions of 50% of the first 6% of participant contributions. For the years ended December 31, 2001 and 2000, the first $10,500 of an employee's contribution is on a before-tax basis; contributions in excess of these limits are on an after-tax basis.

        During 2001, certain participants in a separate 401(k) retirement plan sponsored by the Company for employees who are members of certain labor unions were hired into non-union positions with the Company and subsequently transferred their account balances from the union plan into the Plan. Such balances transferred into the Plan during 2001 totaled $111,366 and are included in employee contributions.

Participant Accounts

        Each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of Plan earnings and losses. Plan earnings and losses are allocated to individuals' accounts based on each participant's account balance in their respective investment options selected.

Vesting

        Participants' contributions to the Plan and earnings thereon are 100% vested. Participants become vested in the Company's matching contributions and related earnings based on years of service as follows:

Years of Service	Vested Percentage
Less than three	0%
At least three but less than five	50%
Five or more	100%

        Participants' accounts become fully vested upon death, total disability, reaching normal retirement age, or termination of the Plan. Forfeited Company contributions are used to reduce Company matching contributions and/or administrative expenses. Plan administrative expenses were reduced by $6,502 and $21,154 from forfeited non-vested accounts in 2001 and 2000, respectively. Forfeitures available to offset future Company contributions and Plan administrative expenses are approximately $15 and $116,000 as of December 31, 2001 and 2000, respectively.

Payment of Benefits

        Upon termination of service due to death, disability or retirement, or upon reaching age 59 1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over the participant's life expectancy.

Participant Loans

        Participants may borrow from their contribution fund account a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment funds and the Participant Loans fund. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account. Interest rates on loans outstanding as of December 31, 2001 and 2000 range from 6% to 9.75% and from 6.1% to 10%, respectively. Loan repayments are made in equal installments through payroll deductions.

Plan Termination

        Although it has not expressed any intent to do so, the Company has the right to discontinue contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, the accounts of all participants would become fully vested, and the assets would be distributed among the participants in accordance with the terms set forth in the Plan.

Administrative Expenses

        Most administrative expenses of the Plan are paid by the Plan. In addition, the Company has provided certain services to and paid certain expenses of the Plan without reimbursement.

Tax Status

        The Plan obtained its latest tax determination letter on August 20, 1999, in which the Internal Revenue Service states that the Plan, as then designed, is in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has since been amended. The Company believes the Plan continues to be operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

2.    Summary of Significant Accounting Policies and Practices

Basis of Accounting

        The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

        Mutual funds and the value of Samsonite common stock are determined by quoted market prices. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded as of the trade date. Interest is recognized as earned.

Use of Estimates

        Management of the Plan has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities and additions and deductions to net assets available for benefits to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ significantly from those estimates.

Payment of Benefits

        Benefits are recorded when paid.

Reclassifications

        Certain 2000 balances have been reclassified to conform to the 2001 presentation.

3.    Investments

        Participants may direct contributions, in multiples of 1% increments, to the following investment options, provided by CIGNA:

        (1)  Guaranteed Income Fund—This fund seeks to preserve capital plus provide fixed income returns.

        (2)  Fidelity Equity Income Fund—This fund seeks a combination of capital growth and current income.

        (3)  Large Company Stock Value Fund—This fund seeks to achieve capital appreciation while avoiding risk and controlling volatility.

        (4)  Balanced Funds—The balanced funds consist of the CIGNA Lifetime Funds. This group of funds is based on the life-cycle theory of investing that different bond/stock mixes are appropriate for individuals at different stages of their lives. These funds seek a combination of growth, income and capital preservation through stocks, bonds, and short-term investments. These funds include the CIGNA Lifetime20, CIGNA Lifetime30, CIGNA Lifetime40, CIGNA Lifetime50 and CIGNA Lifetime60 funds.

        (5)  Stock Market Index Fund—This fund invests in common stocks that seek to match the performance of the Standard & Poor's 500 Composite Stock Price Index.

        (6)  Growth Funds—The growth funds consist of the Fidelity Contra Fund, the Dreyfus Founders Growth Fund and the Small Company Stock Growth Fund. These funds seek long-term capital appreciation from equities.

        (7)  Invesco Dynamics Fund—This mutual fund seeks to provide capital appreciation by investing primarily in the stocks of mid-sized U.S. companies with market capitalizations between $1 billion and $10 billion.

        (8)  Janus Worldwide Fund—This fund seeks capital growth and diversification benefits from investments in foreign and domestic stocks.

        (9)  Samsonite Common Stock—This fund is comprised of shares of the Company's common stock and a short-term cash component to provide liquidity for daily trading.

        The fair value of investments that individually represent 5% or more of the Plan's net assets available for benefits are as follows:

	December 31
	2001	2000
Guaranteed Income Fund	$11,286,708	$10,168,608
Fidelity Equity Income Fund	6,099,789	7,280,541
CIGNA Lifetime40	3,007,373	3,679,677
Stock Market Index Fund	3,132,428	5,133,037
Fidelity Contra Fund	2,676,411	3,558,369
Janus Worldwide Fund	2,969,811	4,423,500

        During 2001 and 2000, the Plan's investments (including investments bought, sold and held during the year) depreciated in value by $3,656,428 and $2,525,147 as follows:

	Year ended December 31, 2001	Year ended December 31, 2000
Net Change in Fair Value
Mutual funds	$(3,643,819)	$(2,298,581)
Samsonite common stock	(12,689)	(226,566)

	$(3,656,428)	(2,525,147)

Supplemental Schedule

Samsonite Corporation

Employee Savings Trust

Supplemental Schedule—Schedule H, line 4i—Schedule of Assets Held at End of Year

December 31, 2001

Identity of issue	Number of shares	Current value
Guaranteed Income Fund	336,895	$11,286,708
Fidelity Equity Income Fund	132,997	6,099,789
Large Company Stock Value Fund	25,568	391,214
CIGNA Lifetime20	7,248	153,896
CIGNA Lifetime30	7,412	156,545
CIGNA Lifetime40	150,019	3,007,373
CIGNA Lifetime50	32,051	628,172
CIGNA Lifetime60	10,794	196,330
Stock Market Index Fund	49,922	3,132,428
Fidelity Contra Fund	32,268	2,676,411
Dreyfus Founders Growth Fund	39,041	808,061
Small Company Stock Growth Fund	83,685	1,307,475
Invesco Dynamics Fund	32,220	746,949
Janus Worldwide Fund	51,769	2,969,811
Samsonite common stock	52,167	70,946
Participant loans, bearing interest at rates ranging from 6%-9.75%		363,185

		$33,995,293

        All investments are held by Connecticut General Life Insurance, which is a party-in-interest.

See accompanying report of independent auditors

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SAMSONITE CORPORATION EMPLOYEE SAVINGS TRUST
Date:	June 24, 2002	By:	/s/ RICHARD H. WILEY Richard H. Wiley Samsonite Corporation Chief Financial Officer, Treasurer and Secretary

QuickLinks

Samsonite Corporation Employee Savings Trust
Samsonite Corporation Employee Savings Trust
Table of Contents
  Report of Independent Auditors
Samsonite Corporation Employee Savings Trust Statements of Net Assets Available for Benefits
Samsonite Corporation Employee Savings Trust Statements of Changes in Net Assets Available for Benefits
Samsonite Corporation Employee Savings Trust Notes to Financial Statement
Samsonite Corporation Employee Savings Trust Supplemental Schedule—Schedule H, line 4i—Schedule of Assets Held at End of Year
SIGNATURE